UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on June 30, 2003

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On August 28, 2003, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on June 30, 2003. Attached is a summary of such consolidated financial information. The report filed with the Superintendencia de Valores y Seguros of Chile was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF THE FINANCIAL STATEMENTS OF THE PERIOD ENDED JUNE 30, 2003, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Pages

Consolidated Financial Statements as of June 30, 2003 3- 7

Management's Analysis of Consolidated Financial Statements

Results of Gener S.A. for the period ended June 30, 2003 8-15

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2003 AND 2002

ASSETS	2003	2003	2.003
	ThCh$	ThCh$	Th US$
Current assets
Cash	3,263,438	4,343,529	4,668
Time deposits	23,608,302	8,677,253	33,769
Marketable securities	7,268,495	21,986,951	10,397
Accounts receivable	36,033,776	35,710,212	51,542
Notes receivable	343,821	35,611	492
Sundry accounts receivable	3,209,080	5,652,117	4,590
Accounts and notes receiv. from rel. companies	2,552,333	1,736,635	3,651
Inventories	13,269,713	22,897,448	18,981
Recoverable taxes	3,967,988	6,628,257	5,676
Prepayments	3,033,950	2,314,051	4,340
Diferred taxes	693,374	2,102,042	992
Other current assets	30,658,491	37,025,739	43,853

Total current assets	127,902,761	149,109,845	182,948

Property, Plant and Equipment
Land	8,372,152	8,513,077	11,975
Constructions and infrastructure	800,935,271	815,302,629	1,145,633
Machinery and equipment	1,004,720,391	1,006,408,815	1,437,122
Other property, plant and equipment	7,725,726	11,407,124	11,051
Technical revaluation	42,255,421	42,305,619	60,441
Depreciation	-562,869,989	-516,596,037	-805,112
Net property, Plant and Equipment	1,301,138,972	1,367,341,227	1,861,110

Other Non - Current Assets
Investment in related companies	122,627,856	126,154,626	175,403
Goodwill	8,932,962	16,850,223	12,777
Negative goodwill	0	0	0
Long-term accounts receivable	9,039,738	5,747,594	12,930
Long-term receivables from related companies	220,745,646	198,149,209	315,748
Diferred long-term taxes	0	0	0
Intangibles	1,715,345	6,430,795	2,454
Amortization of intangibles	0	0	0
Other	58,950,615	57,130,965	84,321

Total other non-current assets	422,012,162	410,463,412	603,633

TOTAL ASSETS	1,851,053,895	1,926,914,484	2,647,691

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2003 AND 2002
	2003	2002	2003
LIABILITIES AND SHAREHOLDERS' EQUITY	ThCh$	ThCh$	Th US$

Current Liabilities
Short-term bank liabilities	9,210,873	2,029,970	13,175
Short-term portion of long-term bank liabilities	16,249,562	239,555,776	23,243
Bonds payable	39,571,914	44,031,549	56,602
Short-term portion of long-term liabilities	11,968,642	11,420,590	17,120
Dividends payable	103,925	62,538	149
Accounts payable	40,018,579	35,950,100	57,241
Notes payable	0	4,302,709	0
Sundry payable	11	2,227	0
Accounts and notes payable to rel. companies	1,198,078	2,500,537	1,714
Provisions	6,704,440	19,844,557	9,590
Withholdings	876,138	852,953	1,253
Income Taxes payable	1,054,518	0	1,508
Uninvoiced income	376,839	0	539
Deferred taxes	0	0	0
Other current liabilities	0	0	0
Total current liabilities	127,333,519	360,553,506	182,134

Long -Term Liabilities
Long-term bank liabilities	218,519,551	47,306,424	312,564
Bonds payable	636,618,993	693,549,396	910,600
Notes payable	1,090,574	8,962,822	1,560
Long-term payables to related companies	0	0	0
Provisions	24,065,542	17,868,729	34,423
Diferred long-term taxes payable	15,295,963	9,101,072	21,879
Other	21,217,583	35,534,859	30,349
Total long-term liabilities	916,808,206	812,323,302	1,311,375

Minority Interest	6,318,166	5,653,923	9,037

Shareholders' Equity
Paid-in capital	654,074,615	657,249,734	935,568
Technical revaluation reserve	7,194,821	3,943,498	10,291
Share premium	29,564,594	29,561,187	42,288
Other reserves	53,550,633	43,226,654	76,597
Future dividends reserve	25,623,860	4,881,852	36,652
Retained earnings	518,662	0	742
Retained losses	0		0
Net income for the period	30,066,819	9,520,828	43,007
Interim dividends	0	0	0
Subsidiary development stage deficit	0	0	0
Total shareholders' equity	800,594,004	748,383,753	1,145,145
TOTAL LIABILITIES AND SHAREHOLDERS` EQUITY	1,851,053,895	1,926,914,484	2,647,691

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED JUNE 30

	2003	2002	2003
	ThCh$	ThCh$	Th US$

Operating results:
Operating revenue	189,146,726	197,576,407	270,550
Operating expense	-122,237,866	-126,779,899	-174,845
Gross profit	66,908,860	70,796,508	95,704

Administration and sales costs	-8,915,598	-8,403,842	-12,753

Operating income	57,993,262	62,392,666	82,952
			117,785
Non-Operating results
Financial income	17,121,110	13,379,417	24,490
Share of net income of related companies	3,623,216	232,389	5,183
Other non-operating income	1,601,877	2,467,732	2,291
Share of loss of related companies	-762,330	-2,124,892	-1,090
Amortization of goodwill	-383,272	-518,907	-548
Financial expense	-30,456,881	-37,918,417	-43,565
Other non-operating expenses	-11,449,622	-16,599,974	-16,377
Price-level restatement	177,778	1,707,775	254
Foreign exchange variation	2,294,376	-9,679,883	3,282

Non-operating income (expense)	-18,233,748	-49,054,760	-26,081

Income before income taxes and minority interest	39,759,514	13,337,906	56,871
Income taxes	-8,563,951	-3,219,806	-12,250
Minority interest	-1,128,744	-597,272	-1,615
Amortization of negative goodwill	0	0	0

Net income	30,066,819	9,520,828	43,007

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED JUNE 30

	Current	Current	Current
	From 01.01.2003	From 01.01.2002	From 01.01.2003
	To 06.30.2003	To 06.30.2002	To 06.30.2003
	ThCh$	ThCh$	ThUS$
Cash Flow from operating activities
Collection of accounts receivable	188,461,870	239,751,343	269,570
Financial income received	1,097,132	3,167,256	1,569
Dividends and ither distributions received	0	160,816	0
Others Income received	3,512,214	3,317,140	5,024
Payment to suppliers and personnel	-85,497,530	-147,586,392	-122,293
Financial expenses	-24,518,897	-39,107,448	-35,071
Payments for income taxes	-362	-424,253	-1
Others expenses	-7,150,633	-7,464,563	-10,228
VAT and Others Similar Items paid	-11,639,996	-13,196,464	-16,649
NET CASH PROVIDED BY OPERATING ACTIVITIES	64,263,798	38,617,435	91,921
Cash Flow from financing activities
Proceeds from issuance of shares	14,046	0	20
Borrowings from banks and others	0	23,030,179	0
Proceeds from issuance of bonds	0	0	0
Others Borrowings from related companies	0	0	0
Others	0	0	0
Dividends paid	-10,878,981	-2,411,797	-15,561
Capital decrease	0	0	0
Payments of loans	-18,041,303	-53,829,913	-25,806
Payments of bonds	-13,465,232	-4,387,356	-19,260
Payments of loans from related companies	0	0	0
Payments of costs associated with issuance of shares	0	0	0
Payments of costs associated with issuance of bonds	0	0	0
Others financing activities	-222,098	-1,352,140	-318
NET CASH PROVIDED BY FINANCING ACTIVITIES	-42,593,568	-38,951,027	-60,925
Cash Flow from investing activities
Sales of properties, plants and equipments	582,950	1,436,924	834
Sales of permanent investments	238,007	209,739	340
Sales of other investments	2,540,950	8,122,528	3,634
Proceeds from loans to related companies	13,551,262	0	19,383
Other investing activities	309,791	0	443
Acquisition of fixed assets	-4,268,203	-6,250,996	-6,105
Payment of capitalized interest	-83,757	-289,847	-120
Permanent Investments	0	-164,594	0
Investment in financial instruments	-6,724,990	-22,250,679	-9,619
Loans to related companies	-13,917,836	0	-19,908
Others investing activities	-66,454	-2,119,080	-95
NET CASH USED IN INVESTING ACTIVITIES	-7,838,280	-21,306,005	-11,212
NET DECREASE IN CASH AND CASH EQUIVALENTS	13,831,950	-21,639,597	19,785
Price-level restatement of cash and cash equivalent	-1,306,089	1,740,121	-1,868
NET DECREASE OF CASH AND CASH EQUIVALENTS	12,525,861	-19,899,476	17,917
Cash and Cash equivalents at beginning of year	40,200,599	65,464,103	57,502
CASH AND CASH EQUIVALENTS AT END OF YEAR	52,726,460	45,564,627	75,418

	Current	Current	Current
RECONCILIATION BETWEEN NET INCOME FOR	From 01.01.2003	From 01.01.2002	From 01.01.2003
THE PERIOD AND NET CASH FLOWS PROVIDED	To 06.30.2003	To 06.30.2002	To 06.30.2003
BY OPERATING ACTIVITIES	ThCh$	ThCh$	ThUS$

Net income	30,066,819	9,520,828	43,007

Sales of Assets	-579,226	-687,597	-829
Gain on sales of property, plant and equipment	-579,226	-1,368,242	-829
Gain on sales of investments	0	0	0
Losses on sales of investements	0	680,645	0
Gain on sales of others assets	0	0	0

Adjustements to reconcile net income to
net cash provided by operating activities	28,125,656	41,435,069	40,230
Depreciation	24,352,925	24,991,106	34,834
Amortization of intangibles	482,705	142,054	690
Provisions and writte-offs	7,633,648	11,363,393	10,919
Participation in net income of related companies	-3,623,216	-232,389	-5,183
Participation in net loss of related companies	762,330	2,124,892	1,090
Amortization of goodwill	383,272	518,907	548
Amortization of negative goodwill	0	0	0
Price-level restatement	-177,778	-1,707,775	-254
Exchange difference	-2,294,376	9,679,883	-3,282
Others credits to income that do not represent cash flow	-1,182,166	-6,825,871	-1,691
Others debts to income that do not represent cash flow	1,788,312	1,380,869	2,558

Change in operating assets	-5,112,322	-3,315,868	-7,313
Increase of accounts receivable	1,084,707	-1,585,651	1,552
Increase of inventories	8,418,922	3,218,104	12,042
Decrease of others assets	-14,615,951	-4,948,321	-20,906

Change in operating lialbilities	10,634,127	-8,932,269	15,211
Increase (decrease) of accounts payable to related companies	-4,845,339	-9,750,554	-6,931
Increase (decrease) of interest payable	5,389,946	-2,198,375	7,710
Increase (decrease) net of income taxes payable	10,091,710	4,756,258	14,435
Increase in others accounts payable related to non-operating results	15,864	-2,200,017	23
Increase (decrease) of VAT and other similar payables	-18,054	460,419	-26

Income of minority interest in net income	1,128,744	597,272	1,615

Net cash provided by operating actrivities	64,263,798	38,617,435	91,921

Management and Discussion Analysis

Results AES Gener S.A. at June 30 2003

  Summary

  The following section analyzes the Consolidated Financial Statements of AES Gener S.A. ("Gener") at June of the year 2003, and explains the most important changes that have occurred with respect to the same period of the previous year. Next, we provide a summary of the information contained in those Statements. All currency amounts are stated in constant Chilean pesos at June 30, 2003 purchasing power; accordingly, all comparisons refer to real changes between that date and June 30, 2002.

  The Company's assets and liabilities have been valued and presented in accordance with accounting criteria and standards explained in detailed in the respective notes to the Consolidated Financial Statements of the Company.

  Comparative Analysis and explanation of the main observed trends

    Liquidity
		June	June
Liquidity		2003	2002
Current assets/Current liabilities	(times)	1,00	0,41
Acid ratio	(times)	0,27	0,10

Liquidity ratio showed a considerably increased from 0,41 to 1,00, due to the decrease in current liability of 65% and decrease of only 14% of current assets. The variation of current assets is explained by the decrease in (i) existences by 9,628 million pesos, (ii) available resources by 7,234 million pesos, (iii) taxes by 4,069 million pesos and (iii) sundry debtors by 2,443 million pesos. The available resources consider existing accounts, long term deposits, marketable securities and other assets and its variation is explained basically by higher debt amortization in Chivor and Energy Trade since June 2002. Existence decrease due to higher consumption of coal related to higher thermal generation during the period and additionally due to a decrease in shipment acquired due to the decreased in sales to industrial clients.

Current liability decreased by 65%, explained basically by the decrease in bank liabilities and financial liabilities by $216,125 million, primarily due to the fact of restructuring of Chivor debt to long term liability, after the refinancing obtained during the year 2002.

    Indebtedness
		June	June
Indebtedness		2003	2002
Total liabilities/ Equity	(times)	1,29	1,56
Current liabilities/Total liabilities	(times)	0,12	0,31
Long term liabilities /Total liabilities	(times)	0,88	0,69
Total liabilities	(million Ch$)	1.044.142	1.172.877
Coverage financial expenses	(times)	2,31	1,35

Ratios between liability and equity decreased as a consequence of debt amortization performed since July of 2002 and the increase in equity explained primarily by retained earnings during 2002 and the first semester of 2003. Liabilities decreased by $128.735 million, due to current credit amortization, mainly of the subsidiaries.

Short term liabilities showed a net decrease of $233,220 million, explained basically by: (1) the change of Chivor debt to a long term debt, after restructuring of its credit conditions in August of 2002, (2) decrease in banking liabilities of the subsidiary ETFC as a consequence of the amortization of the period, and (3) decrease in provisions related to expected losses during 2002 related to the sale process of the subsidiaries Oilgener, Carbones del Cesar, Ecogener and Explotaciones Sanitarias.

Long-term liabilities, in turn, recorded an increase of 13% (equivalent to 104,485 million pesos), due mainly to: (1) the change of Chivor debt to a long term debt, and (2) the effect of the variation in the exchange rate over bank liabilities and bonds partially, which was partially offset by credit amortization from loans of Chivor, Termoandes, Interandes and Norgener.

The ratio represented by short term liability over total liability decreased due to debt restructuring of the Colombian subsidiary Chivor which extended the termination to the year 2006 and also to payment of total short term bank liabilities during the first semester of the year 2002, of Royal Bank of Canada and Citibank, both of Energy Trade subsidiary.

The coverage of financial expenses improved as a consequence of the income increase before taxes by 20,546 million pesos and decrease of financial expenses by 7,462 million pesos, due to amortizations of the period and decrease of interest rate applicable to the Chivor loan.

    Activity
		June	June
Capital		2003	2002
Shareholders' equity	(million Ch$)	800,594	748,384
Net property, land and equipment	(million Ch$)	1,301,139	1,367,341
Total assets	(million Ch$)	1,851,054	1,926,914

    Results

		June	June
Results		2003	2002
Operating income	(million Ch$)	189,147	197,576
Operating costs	(million Ch$	(122,238)	(126,780)
Operation income	(million Ch$)	57,993	62,393
Financial expenses	(million Ch$)	(30,457)	(37,918)
Non operating income	(million Ch$)	(18,234)	(49,055)
R.A.I.I.D.A.I.E. (1)	(million Ch$)	37,671	21,829
E.B.I.T.D.A. operational(2)	(million Ch$)	83,534	87,526
Gains (loss) of the period	(million CH$)	30,067	9,521

(1)Corresponds to the following entries of income statement: Results before income tax and extraordinary items, less exchange rate differences, less price level restatement and less goodwill amortization.

(2) Corresponds to the following entries of income statement: Operation income, plus depreciation of fiscal year and higher intangible amortization.

Operating Revenues

At June 2003, Gener's consolidated operating revenues totaled 189,147 million pesos, 8,4300 million pesos lower than the first semester of the year 2002. This decrease is mainly due to: (1) lower revenues in energy and capacity sales by 7,430 million pesos, of which $5,760 million correspond to higher capacity settlement during the first semester of the year 2002, and (2) lower revenues by decrease in fuel sales, consulting and others (2,989 million pesos) partially offset by higher sales in the Colombian market (3,821million pesos).

The contribution over total sales of the different markets where the Gener group operates were as follows: SIC 47%, SING 20%, Colombia 23%, fuel sales and technical assistance to third parties 10%.

The distribution of physical energy sales expressed in GWh at June 2003 and 2002 was as follows
	2003		2002
SIC	3,205	44%	3,368	42%
SING	1,557	21%	1,562	19%
R.M. 88/2002 sales	73,6	1%	83,3	1%
Colombia	2,468	34%	3,010	38%
Total	7,303		8,023

Sistema Interconectado Central (SIC):

The decrease of physical sales of energy on the SIC during 2003 was 5%, due to lower sales to Chilquinta and the termination of a contract between Chilectra and Electrica Santiago in May of the year 2002.

The revenues from the electricity business on the SIC amounted to 88,475 million pesos, amount slightly lower than the $89,673 million pesos recorded during the same period of the year 2002. This variation is explained mainly by the decrease in physical energy sale with an effect by $3,038 million pesos in lower incomes and 3% negative variation on average energy sales price, which implied $1,794 million pesos of less income. These effects were offset by an increase in revenues related to capacity sales by $1,642 million pesos.

Sistema Interconectado del Norte Grande (SING):

The revenues generated by AES Gener and Norgener's activities on the SING decrease from $46.761million pesos to $38.699 million, this was due to the net effect of the mentioned capacity settlement which positively affected the outcome of the first quarter of 2002 by 7,691million, (2) 8% negative impact of average energy sales price ($2,215 million pesos) and (3) less physical sales to clients (4 GWh), offset by higher capacity physical sales ($1,068 million pesos) and a higher average price in capacity sales ($905 million).

Summing up, revenues coming from the Chilean electric sector decreased from $127,174 to $136,436 million pesos between the first semester of 2002 and 2003.

Sistema Interconectado Nacional Colombiano (SIN):

Chivor's revenues increased by $3,822 million pesos due to higher incomes coming from the frequency control services. On the other hand, physical sales to June of 2003 decreased by 541GWh as compared to same period of previous year, mainly due to lower sales on the stock market, although average price were higher. In Colombian pesos, the average sales price to contracted clients increased from $62/KWh to $72/KWh, while sales on the spot market reached an average price of $35/KWh during the first semester of the year 2002 and $65/KWh during the same period of the year 2003.

Other Businesses:

Revenues associated to other lines of business reported revenues by $17.967 million pesos, showing a decrease by $2.989 million with respect to the same period of year 2002, this variation is explained by less coal sales to industrial clients ( of $4.175 million) and less sales to Guacolda ($1.199 million). According to sales tonnage there was a decreased of approximately 33 thousand MT.

Operating Costs

The proportion of fixed and variable operating costs with respect to total operating costs is shown in the table that follows:
	January to June (MM$)
	2003		2002
Variable operating costs	89,291	73%	94,376	74%
Fixed operating costs	32,947	27%	32,404	26%
TOTAL	122,238	100%	126,780	100%

At June 2003 operating costs went down 3,6% ($4.542 million) primarily as a result of the decrease in costs due to capacity purchases, as a consequence of the capacity settlement effect on the SING and fuel sales costs which offset Chivor's higher energy purchase and Norgener fuel consumption.

Variable Costs

Variable costs decreased by 5.085 million pesos, as a result of (1) costs of fuel sales ($2,876 million pesos), decrease in sales to industrial clients and Guacolda; (2) decrease in capacity purchase ($1,669 million pesos), mainly on the SING; (3) decrease on the technical assistance costs item and others ($1.142 million); and less fuel consumption ($885 million), mainly due to the lower dispatch of Norgener subsidiary. These variations were offset by higher energy purchases by $2,395 million pesos, in the Colombian market.

Chile

The thermal generation of Gener and its subsidiaries in the SIC at June of the year 2003 was 1.463 GWh, while at June of the year 2002 thermal generation was 1.269 GWh. Energy purchase on the SIC decreased by 20% (278 GWh) due to lower sales to Chilquinta and Hidroelectrica Guardia Vieja and the higher thermal generation offsetting a decrease by 10% in hydraulic generation of Gener plants. Capacity sales on the SIC decreased by $778 million due to a decrease by 4% (131 MW) in the amount and the net effect of $948 million readjustment.

On the SING, net production was 1.013 GWh, corresponding to a decrease by 123 GWh, regarding generation of the period of the year 2002. This decrease is primarily due to the extraordinary generation of Norgener units as a result of the problems in one of the gas line supplying the north of Chile, during the first semester of the year 2002. Energy purchases increase by $814 million explained by the increase of 62 GWh in physical terms and increase of 3% in the average sales price.

Colombia

Energy operating costs increased by $2,395 million, which offset decrease in physical sales of 12 GWh. Meanwhile, reconciliation costs decreased by $5.582 million.

Fixed Costs

Fixed costs increased by 543 million to June of 2003, primarily due to the increase of fixed operating and maintenance costs by $1,180 million pesos. Depreciation reported a negative variation by $637 million pesos, mainly due to the exchange rate effect over foreign subsidiaries costs.

Administrative and Selling Expenses

At June 2003, administrative and selling expenses increased by $512 million pesos reaching $8.916 million pesos. This increase is mainly explained by the variation on insurance, third parties assistance and other items by $873 million pesos which offset the decrease in salary, benefits and indemnity expenses (360 million pesos), mainly originated exclusively by Gener due to the personnel adjustment performed during the fourth quarter of 2002.

Operating Incomes

At June 30, 2003, Gener reported a positive consolidated operating income of $57,993 million pesos, a figure which is $4,399 million lower than that recorded in the same period of the year 2002 ($62,393 million). The latter is explained fundamentally by the positive impact at consolidated level during the first quarter of 2002 as a result of capacity readjustment on the SING, a decrease in average energy sales price on the SIC, and less physical sales in this market.

Non Operating Incomes

Non operating incomes
	January to June (MMCh$)
	2003	2002
Fiinancial incomes	17,121	13,379
Other non operating incomes	1,602	2,468
Total non operating incomes	18,723	15,847

Non operating incomes increase by $2,876 million compared to the year 2002. This variation is explained by $3,742 million pesos increase in financial incomes related to the recognition of interest related to the active loan between Gener and its parent company Inversiones Cachagua. Non operating incomes decrease by $860 million, due to higher incomes as result of the office sales during 2002 ($1.255 million pesos) offset by revenues coming from sale of part of Central Renca land ($580 million pesos) as a consequence of the expropriation of Costanera Norte project section.

Non operating expenses

	January to June (MMCh$)
	2003	2002
Financial expenses	30,457	37,918
Other non operating expenses	11,450	16,600
Total non operating expenses	41,904	54,518

Financial expenses decreased by $7,462 million with respect to the previous year, mainly as a consequence of lower interest rate imposed to Chivor's loan and banks and financial institutions liabilities amortization of Energy Trade (US$36,8 million), Norgener (US$ 9,7 million), Termoandes and Interandes (US$ 71,8 million), Chivor (US$ 28 million) and Gener ($4.387 million) subsidiaries.

Non operating expenses in 2003 showed a $5,150 million decrease regarding same semester of the year 2002. This decrease is explained by provisions ($5.243 million) registered during the year 2002 related to sales of Oilgener, FellBlock, Carbones del Cesar, Ecogener and Explotaciones Sanitarias S.A. subsidiaries.

Investment in related companies

	January to June (MMCh$)
	2003	2002
Gains from investment in related companies	3,623	232
Loss from Investment in related companies	(762)	(2,125)
Amortization of goodwill	(383)	(519)
Total gains (losses) from investment in related companies	2,478	(2,412)

The contribution in related companies investment was higher by $4.890 million pesos, explained basically by increase in accrued income by Guacolda ($3,559 million), Itabo ($824 million) and Gasoducto Gasandes ($288 million) offsetting income decrease of colligates.

Minority Interest

Minority interest increased by $1,129 million primarily due to the increase by $3,180 million profit of Electrica Santiago subsidiary , in which Gener has 90% of shares.

Price-level Restatement and exchange Rate Differences

The price-level restatement generated a profit of $178 million, which compares positively to the $1.708 million profit recorded in the year 2002. The CPI factor applied for the first quarter was 1,6% compared to a 0,9% factor used in for the same period of previous year.

Exchange rate differences generated a positive effect of 2,294 million pesos during the year 2003, compared to 9,680 million pesos losses in the year 2002. This positive impact is mainly due to the fact that the devaluation of the Argentine peso, affecting Argentine investments during the year 2002, was higher to the same period of year 2003. The exchange rate showed a 2,7% nominal devaluation of the peso from the closing of the year 2002 to June 2003, as compared with the nominal devaluation of 5.1% of the period January-June of the year 2002.

Tax on income

The negative effect on income tax went from $3,220 million in June 2002 to $8.564 million in June of the year 2003. This variation is explained, primarily, by the less tax benefits of the Argentine subsidiaries related to the exchange rate difference during 2002 and the increase on income before taxes of the Company compared to same period of previous year.

Net income

At June of 2003, the Company recorded a net income of $30,067 million, while in the same period of previous year it obtained a profit of $9,521 million. It is important to mention a higher non operating income by 63% ($30,821 million pesos) as a result of decrease in financial expenses and the positive effect of exchange rate, offsetting the decrease of 7% in operating income due to extraordinaries incomes obtained during the previous year.

e. Ratios
		June	June
Profitability		2003	2002
Return-on-assets (1)	(%)	0,81	0,53
Return-on-equity (1)	(%)	2,00	1,20
Yield of operating assets(2)	(%)	2,36	2,73
Net income/Share (3)	(pesos)	2,72	1,76
Return dividends

  Return-on-assets and return-on-equity are calculated considering net income as of June of each year.

  Operating assets considered for this rating is the total fixed assets amount.

  Net income per share at June 2003 and 2002 was calculated considering the number of paid-in shares at each dates.

Return-on-assets profitability increased as a result of net income obtained as to June of the year 2003 by $15,421 million, as compared to the profits by $9,889 million pesos during the same period of 2002. Return on equity also improve as a result of higher profits during 2003.

Operating assets ratios decreased due to net company's net income decrease by $2.289 million pesos, explained basically by a reduction in the operating range due to a lower operating income ($7,573 million) which was partially offset by a decrease in operating costs ($5,199 million).

Profit per share is explained by an increased of annual balance as it was no variation of the total number of shares .

III. Analysis of differences between book values, market and/or economic values of main assets

Fixed assets decreased by $66,202 million, mainly due to the depreciation of the period. It is important to recall that Termoandes, Interandes and Chivor assets are accounted according to the Technical Bulletin # 64 of the Chilean Association of Accounts, which states that investment are controlled in dollars of the United States whenever activities are not an extension of the parent company and such companies operate in unsteady countries.

On the other hand, current assets had a severe decrease due to cash disbursement required for certain short term loans payment and as a result of debt restructuring concentrated basically during the second semester of the year 2002.

Other Assets showed an increase by $11.548, mainly explained by the increase in accounts receivables to related companies, basically by Gener loan to Inversiones Cachagua, which offset the decrease in goodwill by $7,917 million as a consequence of Explotaciones Sanitarias sale during the second semester of the year 2002.

No significant differences should exist between appraisal book value and economic values of assets.

IV. Analysis of the most significant variation occurred during the period, in the market share, in the competence encountered and in relative share.

Market:
Gener S.A. generation activity in Chile is basically developed through two main electrical systems, Sistema Interconectado Central (SIC), covering from the south of the II region to the X region , and Sistema Interconectado del Norte Grande (SING), covering from the I region and part of the II region. On the other hand, Gener participates in the Colombian electric market and owns plants in Argentina, which supply the northern system through a transmission line.

SIC: During the period January-June 2003, the increase in electricity sales on the SIC was 6.1% through the comparison with the year 2002, shows a 3,4% increase. The average marginal cost of the first semester of 2003 was 16.6% mills/kWh (Alto Jahuel 220 kV) versus 16,8 mills/kWh at same period of previous year.

SING: The increase in demand for electric energy on the SING during the period January to June 2003 was 9.4%, while during the previous year increase in sales reached 7.2%. The average price during the analyzed period was 16,3 mills/kWh, slightly higher to the average marginal cost of the year 2002 which was 16,0 mills/kWh. This difference is mainly due to the failure of a Combined Cycle thermal plant during the months of May and June which required a greater performance of more expensive units thus affecting the market prices.

Colombia: Chivor is one of the main operators on the SIN. During the period January-June 2003, electric demand on the SIN showed an increase by 3,1% regarding same period of previous year. Due to El Niño phenomenon present until the month of April and May of the present year, Stock marginal average prices in Colombian pesos have increased to a $72/kWh level for the year 2003, as compared with $45/kWh during the same period of the year 2002. Average price in the stock market, showed in dollars at the representative market rate in Colombia, for the first semester of the year 2002 and 2003 are $ 19,8 mills/kWh and $24,9 mills/KWh respectively.

Capability and relative share :

During the year 2003, the contribution of Gener plant was higher compared to the same period of the year 2002, (50 GWh) due to the increase in demand on the SIC (553 GWh). At June 2003, Gener's group companies, including Guacolda, contributed with the 20,2% of total generation on the SIC, while during the same period of the year 2002 the contribution was 21%.

On the SING, the contribution of the group companies (Norgener and Termoandes) was 19,0% of the total net generation, compared with a 22,6% at June of 2002. This decrease is due mainly to fact that during the first semester of the year 2002 Norgener had an extraordinary generation as a consequence of the breaking of Gasoducto GasAndino. In Colombia, Chivor sales represented 10,9% of the total demand for electricity in Colombia, compared to 13,7% at the closing at June of 2002. This decrease is due to a less usage intensity of reservoir taking advantage of higher prices as a consequence of El Niño flow and allowing to maintain in the reservoir an adequate water reserve level.

V. Description and analysis of the main components of net flows provided by operating, investment and funding activities of the corresponding period.

The total net flow at June 2003 was positive by $13,918 millions, while during the year 2002 was negative by $21.639 million.

Operating activity generated a positive flow by $64.264 million, $25.647 million higher from the obtained during the year 2002, due to less payment to suppliers and personnel ($62.089 million), lower interest paid ($14.589 million) broadly offsetting less debtors collection in sales ($51.289 million) and lower financial income accrued ($2.070 million).

Financing activities generate during the year 2003 a negative flow by $42.594 million, positively compared with the negative flow of same period of 2002 by $38,951million. The difference is mainly explained by less loan payments ($35.789 million), due to Citibank short term loan ($23,030 million) which were paid in the same period and lower interest payment ($14.589 million) offset by payment of higher dividends ($8.467 million) and higher bonds payment ($9.078 million).

Finally, investment activities implied disbursements by $7.838 million pesos, positively compared with $21.306 million of disbursement during the same period of the year 2002. This is explained by lower disbursement related to investment in financial instruments ($15.526 million) and collection during the year 2003 of loans to related companies ($13.411 million) mainly to Inversiones Cachagua. This was offset by higher loans to related companies ($13.918 million) and less investment sales during 2003 ($5.582 million).

VI. Analysis of Market Risk

The company has no formal coverage policies for risk related to exchange rate and interest rate. Although, Management is constantly evaluating alternatives to determine the convenience of performing coverage contracts to minimize above mentioned risks.

Interest rate

At June 30, 2003, 61% Gener long term loans were at affixed rate and 29% at a variable rate. All long term loans at a variable rate were denominated in dollars and accrued Libor rates of interest. At the closing date of financial statement, exposure stems basically from loans of Chivor (307 million dollars), Energia Verde S.A. (25 million dollars) and Energy Trade and Finance Corp. (16 million dollars) subsidiary.

Exchange Rate

At June 30, 2003, close to 98% of our long-term obligations that accrued interest rates were exposed to the variation in the exchange rate between the US dollar and the Chilean peso. The remaining 2% are obligations denominated in UF (Electrica Santiago bond for an equivalent of 1,086,000 UF)

Other risk associated to the electrical market

Tariff setting formula: In general, Gener revenues are related with the node price which is set by the authorities every six months. In Chile, the main components of the tariff setting formula for the node price are expressed in US dollars. The former generates a natural coverage for the effects of a fluctuation of the dollar with relation to the Chilean peso.

Fuel Price: AsGener is a company with mix generation, mainly thermal, fuel price variation, such as coal, natural gas and diesel may change company costs composition.

Natural Gas Supply: Gas is supply from Argentina therefore thermal plants using natural gas may be affected, although, in the case of Electrica Santiago, plant may run with alternative fuel (diesel).

Changes in electrical regulation: Presently there is an Electrical Law being discuss in the Chilean Congress. The reach of these modifications and impact on company income are unknown.

Composition of operating revenues and costs in foreign currency at June each year.
Item	Currency	2003	2002
		%	%
Operating	Dollar (US$) (1)	95	97
Revenues	UF and indexed Pesos	-	-
	Non indexed Pesos	5	3

Operating	Dollar (US$)	81	82
Costs	UF and indexed Pesos	15	14
	Non indexed Pesos	4	4

(1) Revenues originated from sales contracts at the node price, which are indexed every six months to the exchange rate for the dollar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By : /S/ FRANCISCO CASTRO

Francisco Castro

Chief Financial Officer

Santiago, September 2, 2003

Office of Filings and Information Services

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File # 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of AES Gener's consolidated financial condition and results as of June 30, 2003. Such Form is an English translation of the report that AES Gener filed in Spanish on August 28, 2003 with the Superintendencia de Valores y Seguros de Chile.

The financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

Yours sincerely,

AES GENER S.A.

Francisco Castro C.

Chief Financial Officer